UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                  FORM 11-K



 X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT
---                               OF 1934

                 For the fiscal year ended December 31, 2005

                                     OR

   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
---                                1934

               For the transition period from   N/A   to   N/A


                        COMMISSION FILE NUMBER 1-5046


                       CNF INC. THRIFT AND STOCK PLAN

                                Con-way Inc.

                    Incorporated in the State of Delaware
                I.R.S. Employer Identification No. 94-1444798
          2855 Campus Drive, Suite 300, San Mateo, California  94403
                       Telephone Number (650) 378-5200


                                 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons administering the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                             CNF Inc. Thrift and Stock Plan

June 22, 2006                /s/  Mark C. Thickpenny
                             ----------------------------
                             Mark C. Thickpenny
                             Chairman, Con-way Inc. Benefits
                             Administrative Committee










                       CNF INC. THRIFT AND STOCK PLAN

                      Financial Statements and Schedule

                         December 31, 2005 and 2004

       (With Report of Independent Registered Public Accounting Firm)











                       CNF INC. THRIFT AND STOCK PLAN



                 Index to Financial Statements and Schedule



                                                                    Page

Report of Independent Registered Public Accounting Firm                1

Financial Statements:

  Statement of Net Assets Available for Benefits as of December 31,
    2005                                                               3

  Statement of Net Assets Available for Benefits as of December 31,
    2004                                                               4

  Statement of Changes in Net Assets Available for Benefits for the
    year ended December 31, 2005                                       5

  Statement of Changes in Net Assets Available for Benefits for the
    year ended December 31, 2004                                       6

Notes to Financial Statements                                          7

Supplemental Schedule:

Schedule I: Schedule H, Line 4i - Schedule of Assets (Held at End
  of Year) as of December 31, 2005                                    17
























           Report of Independent Registered Public Accounting Firm



The Finance Committee
Con-way Inc. Board of Directors:


We have audited the accompanying statements of net assets available for benefits of the CNF Inc. Thrift and Stock Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statements of net assets available for benefits and statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.


                                     /s/  KPMG LLP
                                     ---------------
                                     KPMG LLP


Portland, Oregon
June 12, 2006












                                                CNF INC. THRIFT AND STOCK PLAN
                                       Statement of Net Assets Available for Benefits
                                                    December 31, 2005


                                                     Nonparticipant-
                                                         Directed
                                                     ----------------
                                                                            Retiree
                                                        Con-way             Health
                                                       Preferred            Savings
                                   Participant-       Stock Fund-           Account
                                     Directed         Unallocated           (401(h))             Total
                                  --------------     --------------      --------------      --------------
Assets:
 Investments, at fair value:
  Shares in registered
   investment companies           $ 432,118,708       $          -        $          -        $ 432,118,708
  Common trust funds                172,426,214                  -                   -          172,426,214
  Con-way Common Stock              148,397,087                  -                   -          148,397,087
  Con-way Preferred Stock            92,455,475          75,214,555                  -          167,670,030
 Investments, at cost:
  Participant loans                  50,780,054                  -                   -           50,780,054
                                  --------------      --------------      --------------      --------------
   Total investments                896,177,538          75,214,555                  -          971,392,093
                                  --------------      --------------      --------------      --------------
 Net assets held in 401(h)
  account (notes 3 and 8)                    -                   -           17,849,515          17,849,515


 Contributions receivable:
  Participants                        1,141,711                  -                   -            1,141,711
  Con-way                             2,763,154                  -                   -            2,763,154
                                  --------------      --------------      --------------      --------------
   Total contributions
    receivable                        3,904,865                  -                   -            3,904,865
                                  --------------      --------------      --------------      --------------
  Due from Con-way Preferred
    Stock Fund - Unallocated          3,383,979                  -                   -            3,383,979
  Dividend receivable                        -            4,309,958                  -            4,309,958
  Cash                                  247,816                  -                   -              247,816
                                  --------------      --------------      --------------      --------------
   Total assets                     903,714,198          79,524,513          17,849,515       1,001,088,226
                                  --------------      --------------      --------------      --------------

Liabilities:
 Notes payable (note 5)                      -          (77,000,000)                 -          (77,000,000)
 Accrued interest payable                    -           (3,098,150)                 -           (3,098,150)
 Due to Con-way (note 1)                     -           (1,211,808)                 -           (1,211,808)
 Due to Con-way Preferred Stock
  Fund - Allocated                           -           (3,383,979)                 -           (3,383,979)
 Amounts related to
  obligation of 401(h)
  account (notes 3 and 8)                    -                   -          (17,849,515)        (17,849,515)
                                  --------------      --------------      --------------      --------------
   Total liabilities                         -          (84,693,937)        (17,849,515)       (102,543,452)
                                  --------------      --------------      --------------      --------------
Net assets available for
    benefits                      $ 903,714,198       $  (5,169,424)      $          -        $ 898,544,774
                                  ==============      ==============      ==============      ==============

                                                   See accompanying notes to financial statements.


                                                CNF INC. THRIFT AND STOCK PLAN
                                       Statement of Net Assets Available for Benefits
                                                    December 31, 2004



                                                          Nonparticipant-Directed
                                                --------------------------------------------
                                                                                               Retiree
                                                  Restricted      Con-way        Con-way       Health
                                                   Con-way       Preferred      Preferred      Savings
                                  Participant-   Common Stock    Stock Fund-    Stock Fund-    Account
                                   Directed          Fund         Allocated     Unallocated    (401(h))         Total
                                --------------  -------------- -------------- -------------- -------------- ---------------
Assets:
 Investments, at fair value:
  Shares in registered
   investment companies         $ 462,279,394  $          -   $          -   $          -   $          -   $  462,279,394
  Common trust funds              185,924,705             -              -              -              -      185,924,705
  Con-way Common Stock             58,945,926    100,784,667             -              -              -      159,730,593
  Con-way Preferred Stock                  -              -     100,874,660     87,238,011             -      188,112,671
 Investments, at cost:
  Participant loans                54,838,141             -              -              -              -       54,838,141
                                -------------- -------------- -------------- -------------- -------------- ---------------
   Total investments              761,988,166    100,784,667    100,874,660     87,238,011             -    1,050,885,504
                                -------------- -------------- -------------- -------------- -------------- ---------------
 Net assets held in 401(h)
  account (notes 3 and 8)                  -              -              -              -      13,712,186      13,712,186


 Contributions receivable:
  Participants                      1,063,577             -              -              -              -        1,063,577
  Con-way                             179,627      2,624,673             -              -              -        2,804,300
                                -------------- -------------- -------------- -------------- -------------- ---------------
   Total contributions
    receivable                      1,243,204      2,624,673             -              -              -        3,867,877
                                -------------- -------------- -------------- -------------- -------------- ---------------
  Due from Con-way Preferred
    Stock Fund - Unallocated               -              -       3,452,522             -              -        3,452,522
  Dividend receivable                      -              -              -       4,860,705             -        4,860,705
  Cash                                 19,604             -              -              -              -           19,604
                                -------------- -------------- -------------- -------------- -------------- ---------------
   Total assets                   763,250,974    103,409,340    104,327,182     92,098,716     13,712,186   1,076,798,398
                                -------------- -------------- -------------- -------------- -------------- ---------------

Liabilities:
 Notes payable (note 5)                    -              -              -     (89,700,000)            -      (89,700,000)
 Accrued interest payable                  -              -              -      (3,479,150)            -       (3,479,150)
 Due to Con-way (note 1)                   -              -              -      (1,381,555)            -       (1,381,555)
 Due to Con-way Preferred Stock            -              -              -      (3,452,522)            -       (3,452,522)
  Fund - Allocated
 Amounts related to
  obligation of 401(h)
  account (notes 3 and 8)                  -              -              -              -     (13,712,186)    (13,712,186)
                                -------------- -------------- -------------- -------------- -------------- ---------------
   Total liabilities                       -              -              -     (98,013,227)   (13,712,186)   (111,725,413)
                                -------------- -------------- -------------- -------------- -------------- ---------------
Net assets available for
    benefits                    $ 763,250,974  $ 103,409,340  $ 104,327,182  $  (5,914,511) $           -  $  965,072,985
                                ============== ============== ============== ============== ============== ===============

                                                   See accompanying notes to financial statements.



                                          CNF INC. THRIFT AND STOCK PLAN
                            Statement of Changes in Net Assets Available for Benefits
                                           Year ended December 31, 2005


                                                          Nonparticipant-Directed
                                               --------------------------------------------

                                                 Restricted      Con-way        Con-way
                                                  Con-way        Preferred     Preferred
                                 Participant-   Common Stock    Stock Fund-    Stock Fund-
                                   Directed         Fund          Allocated    Unallocated      Total
                                -------------- -------------- -------------- -------------- --------------
Additions:
 Participant contributions      $  63,742,419  $          -   $          -   $          -   $  63,742,419
 Con-way contributions (note 1)     5,272,152      4,726,994             -       9,782,878     19,782,024
 Rollover contributions             2,971,960             -              -              -       2,971,960
 Allocation of preferred shares
  to TASP participants, at
  cost                              2,780,220             -       5,644,688             -       8,424,908
 Dividend and interest income       5,543,156        354,711             -       9,113,423     15,011,290
 Transfers from other plans            15,818             -              -              -          15,818
 Net appreciation in fair
  value of investments
  (Note 4)                         35,240,652      5,538,499      4,381,587     (3,465,998)    41,694,740
                                -------------- -------------- -------------- -------------- --------------
    Total additions               115,566,377     10,620,204     10,026,275     15,430,303    151,643,159
                                -------------- -------------- -------------- -------------- --------------

Deductions:
  Distributions to
   participants (note 1)         (182,179,512)   (21,306,642)            -              -    (203,486,154)
  Allocation of preferred shares
   to TASP participants, at
   cost                                    -              -              -      (8,424,908)    (8,424,908)
  Allocation of preferred shares
   to Menlo Worldwide
   Forwarding Inc. Savings Plan
   participants, at cost                   -              -              -         (64,008)       (64,008)
  Interest expense                         -              -              -      (6,196,300)    (6,196,300)
                                -------------- -------------- -------------- -------------- --------------
    Total deductions             (182,179,512)   (21,306,642)            -     (14,685,216)  (218,171,370)
                                -------------- -------------- -------------- -------------- --------------

 Interfund transfers, net
  (note 1)                        207,076,359    (92,722,902)  (114,353,457)            -              -
                                -------------- -------------- -------------- -------------- --------------
    Net increase (decrease)       140,463,224   (103,409,340)  (104,327,182)       745,087    (66,528,211)

Net assets available for
 benefits, December 31, 2004      763,250,974    103,409,340    104,327,182     (5,914,511)   965,072,985
                                -------------- -------------- -------------- -------------- --------------
Net assets available for
 benefits, December 31, 2005    $ 903,714,198  $          -   $          -   $  (5,169,424) $ 898,544,774
                                ============== ============== ============== ============== ==============




                                   See accompanying notes to financial statements.




                                          CNF INC. THRIFT AND STOCK PLAN
                            Statement of Changes in Net Assets Available for Benefits
                                           Year ended December 31, 2004


                                                           Nonparticipant-Directed
                                                --------------------------------------------

                                                 Restricted       Con-way        Con-way
                                                  Con-way        Preferred      Preferred
                                 Participant-    Common Stock    Stock Fund-    Stock Fund-
                                  Directed          Fund          Allocated     Unallocated       Total
                                --------------  -------------- -------------- -------------- --------------
Additions:
 Participant contributions      $  67,234,135  $          -   $          -   $          -   $  67,234,135
 Con-way contributions (note 1)       792,715      9,781,873             -       9,160,443     19,735,031
 Rollover contributions             4,195,538             -              -              -       4,195,538
 Allocation of preferred shares
  to TASP participants, at
  cost                                     -              -       8,437,726             -       8,437,726
 Dividend and interest income       4,087,407        789,331             -       9,797,859     14,674,597
 Net appreciation in fair
  value of Investments
  (note 4)                         66,841,309     31,369,712     18,181,852      9,847,291    126,240,164
                                -------------- -------------- -------------- -------------- --------------
    Total additions               143,151,104     41,940,916     26,619,578     28,805,593    240,517,191
                                -------------- -------------- -------------- -------------- --------------

Deductions:
  Distributions to participants   (45,149,447)    (6,855,322)            -              -     (52,004,769)
  Transfers to other plans            (46,453)        (7,496)       (15,999)            -         (69,948)
  Allocation of preferred shares
   to TASP participants, at
   cost                                    -              -              -      (8,437,726)    (8,437,726)
  Allocation of preferred shares
   to Menlo Worldwide
   Forwarding Inc. Savings Plan
   participants, at cost                   -              -              -         (72,269)       (72,269)
  Interest expense                         -              -              -      (6,958,300)    (6,958,300)
                                -------------- -------------- -------------- -------------- --------------
    Total deductions              (45,195,900)    (6,862,818)       (15,999)   (15,468,295)   (67,543,012)
                                -------------- -------------- -------------- -------------- --------------

 Interfund transfers, net           2,993,943        569,589     (3,563,532)            -              -
                                -------------- -------------- -------------- -------------- --------------
    Net increase                  100,949,147     35,647,687     23,040,047     13,337,298    172,974,179

Net assets available for
 benefits, December 31, 2003      662,301,827     67,761,653     81,287,135    (19,251,809)   792,098,806
                                -------------- -------------- -------------- -------------- --------------
Net assets available for
 benefits, December 31, 2004    $ 763,250,974  $ 103,409,340  $ 104,327,182  $  (5,914,511) $ 965,072,985
                                ============== ============== ============== ============== ==============




                                   See accompanying notes to financial statements.








                       CNF INC. THRIFT AND STOCK PLAN

                        Notes to Financial Statements

                         December 31, 2005 and 2004





(1) Description of Plan

    The following description of the CNF Inc. Thrift and Stock Plan (the Plan or TASP) is provided for general information purposes only. Participants should refer to the Employee Benefits Handbook for more complete information.

    The term "Con-way" or "Company" refers to Con-way Inc., formerly CNF Inc., and subsidiaries. On April 18, 2006, shareholders approved management's proposal to change the Company's name to Con-way Inc. from CNF Inc. The name of the Plan remains CNF Inc. Thrift and Stock Plan.

    (a) General

       The Plan, which is sponsored by Con-way, consists of a profit-sharing portion and a stock-bonus portion that provides eligible employees the opportunity to save for their retirement. The plan also provides medical benefits for retired participants, as described in note 3, Retiree Health Savings Account.

       The  Plan  is  intended  to  qualify  as a profit-sharing  plan  under
       Section 401(a) of the Internal Revenue Code (the Code), with a salary-deferral feature qualified under Section 401(k) of the Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan also operates, in relevant part, as a leveraged employee stock ownership plan (ESOP), and is designed to comply with Section 4975(e)(7) of the Code. Overall responsibility for administering the Plan rests with the Con-way Inc. Benefits Administrative Committee (the Committee), which is appointed by the Chief Executive Officer of Con-way. The Plan's trustee, T. Rowe Price (the Trustee), is responsible for the management and control of the Plan's assets, which are held in individual participant investment accounts, collectively known as "the Trust."

       Effective September 19, 2000, the pilots of Emery Worldwide Airlines ceased participation in the Plan and their elective deferrals began being contributed to the Menlo Worldwide Forwarding Inc. Savings Plan (MWF Savings Plan), formerly the CNF Inc. EWW Savings Plan. The pilots' vested balance in the Plan was transferred to the MWF Savings Plan effective December 20, 2000. The transferred MWF Savings Plan participant accounts will continue to be allocated additional shares of Con-way's Series B Cumulative Convertible Preferred Stock (Preferred Stock) as a substitute for Preferred Stock cash dividends used for debt service, as described below.

       In 2002, Con-way designated a portion of the ESOP feature of the Plan to be a money purchase pension plan and added medical benefits for retired participants, as described in note 3, Retiree Health Savings Account and note 8, Reconciliation to Form 5500.

    (b) Amendments

       In December 2004, Con-way completed the sale of Menlo Worldwide Forwarding, Inc. and its subsidiaries and Menlo Worldwide Expedite!, Inc. (collectively referred to as MWF) to United Parcel Service, Inc.
       (UPS). The active employees of MWF ceased participation in the Plan as of the sale date and were permitted to rollover their Plan account balances to a UPS-sponsored defined contribution plan. In 2005, approximately $146,000,000, including rollovers, was distributed from the TASP to former employees as a result of the sale of MWF.

       Effective September 6, 2005, the Plan was amended to remove certain restrictions prohibiting the transfer of assets from the Preferred Stock Fund - Allocated and the Restricted Con-way Common Stock Fund. Prior to the amendment, balances in the nonparticipant-directed funds could only be transferred to the participant-directed funds upon a participant reaching age 55 and having completed at least 10 years of participation in the Plan. Following the change, Con-way's matching contributions are deposited into the participant-directed Con-way Preferred Stock Fund - Allocated and the Unrestricted Con-way Common Stock Fund. The change effectively allows participants to transfer Con-way's matching contributions to investments other than Con-way equity. In September 2005, balances in the Restricted Con-way Common Stock Fund were transferred to the Unrestricted Con-way Common Stock Fund, and balances in the nonparticipant-directed Preferred Stock Fund
       - Allocated were changed to the participant-directed Preferred Stock Fund - Allocated.

       Accordingly, in the Statement of Changes in Net Assets Available for Benefits, Plan additions and deductions related to matching Common Stock and allocated Preferred Stock are included in participant-directed investments in the last quarter of 2005, but are reported separately as nonparticipant-directed investments in the first three quarters of 2005 and for the year ended December 31, 2004. In the Statements of Net Assets Available for Benefits, participant account balances in the matching Con-way Common Stock Fund and the Con-way Preferred Stock Fund - Allocated are included in participant-directed investments as of December 31, 2005, but are reported separately as nonparticipant-directed investments as of December 31, 2004.

    (c) Eligibility

       An employee is eligible to participate in the Plan if the employee is not covered by a collective bargaining agreement, is not a leased employee or is not a nonresident alien. There are no age or service requirements for eligibility except that a supplemental employee must complete one year of service during which the employee works 1,000 hours.

    (d) Contributions

       Participants may contribute up to 50% of their compensation, as defined by the Plan and subject to certain limitations. Con-way makes matching contributions equal to 50% of participants' contributions, but generally not exceeding 1.5% of participants' compensation, as defined in the Plan document. Con-way matching contributions are in the form of allocations of Preferred Stock and open-market purchases of Con-way Common Stock (Common Stock) from cash contributions by Con-way.

       Matching contributions to the Plan consisted of the following:


                                                     Years ended December 31
                                                     -------------------------
                                                         2005         2004
                                                     ------------ ------------
 Matching contributions:
  Preferred Stock:
   Con-way match of Preferred Stock                  $ 3,907,415  $ 3,448,310
   Forfeited Preferred Stock                             130,000       89,956
  Common Stock:
   Con-way match of unrestricted Common Stock          5,707,152      792,715
   Con-way match of restricted Common Stock            4,726,994    9,781,873
   Forfeited Common Stock                                435,000      330,000
                                                     ------------ ------------
                                                     $14,906,561  $14,442,854
                                                     ============ ============


       Cash dividends on the Preferred Stock are used for debt service on the notes payable (see note 5). Participants are allocated additional Preferred Stock as a substitute for the cash dividends used for debt service. For the years ended December 31, 2005 and 2004, annual interest requirements were less than annual Preferred Stock cash dividends received by the Plan.

       As reported in the Statements of Changes in Net Assets Available for Plan Benefits, Preferred Stock was allocated to TASP and MWF Savings Plan participants at a historical cost of $8,424,908 and $64,008 for the year ended December 31, 2005, respectively, and at a historical cost of $8,437,726 and $72,269 for the year ended December 31, 2004, respectively. The total allocation to the TASP and MWF Savings Plan participants consisted of the following:


                                                     Years ended December 31
                                                     -------------------------
                                                         2005         2004
                                                     ------------ ------------
 Con-way match of Preferred Stock                    $ 3,907,415  $ 3,448,310
 Additional Preferred Stock allocated
  to participants as a substitute for cash
  dividends used for debt service                      4,581,501    5,061,685
                                                     ------------ ------------
     Total allocations to participants               $ 8,488,916  $ 8,509,995
                                                     ============ ============


       In addition to its match of Preferred and Common Stock, Con-way made contributions to the Plan for repayment of the notes payable described in note 5. Principal payments consisted of the following:

                                                     Years ended December 31
                                                     -------------------------
                                                         2005         2004
                                                     ------------ ------------
 Cash contributions                                  $ 9,782,878  $ 9,160,443
 Con-way preferred stock cash dividends
  in excess of interest on the notes payable           2,917,122    2,839,557
                                                     ------------ ------------
     Total principal payments                        $12,700,000  $12,000,000
                                                     ============ ============


       At December 31, 2005 and 2004, the Preferred Stock cash dividend payable in excess of interest payable on the TASP notes is reported in the Statements of Net Assets Available for Benefits as amounts Due to Con-way of $1,211,808 and $1,381,555, respectively.

    (e) Participant Accounts

       The Plan allows participants to select any one or more of the 22 investment funds established under the Plan in which contributions can be invested. Con-way's matching contributions are deposited into the participant-directed Con-way Preferred Stock Fund - Allocated and the Unrestricted Con-way Common Stock Fund. Effective in September 2005, participants became able to transfer Con-way's matching contributions into investments other than Con-way equity, as described above.

       Allocations of Con-way's matching contributions are based upon a percentage of participant contributions, as described above. Allocations of net Plan earnings are based upon participant account balances, as defined. Participants are only entitled to the vested benefits.

    (f) Vesting

       Participants' contributions plus earnings thereon vest immediately. Con-way's matching contributions generally vest after two years of service with Con-way. If the employee is terminated prior to two years of service, the matching contributions are forfeited. Forfeited shares of Common and Preferred Stock are used to reduce future Con-way contributions. At December 31, 2005 and 2004, forfeitures totaling $162,998 and $128,000, respectively, were available to reduce future contributions.

    (g) Participant Loans

       The Plan has a loan provision allowing participants access to funds on a tax-free basis. Loans can be no less than $1,000 and cannot exceed the lesser of $50,000 or 50% of a participant's vested account balance (subject to administrative adjustment to assure compliance with the 50% limit). Loans can be made for a term not to exceed 4-1/2 years. Loans outstanding at December 31, 2005 bear interest at rates ranging from 5.00% to 10.50%. Principal and interest are paid ratably through payroll deductions.

    (h) Payments and Benefits

       Participants can receive a total distribution from their accounts upon death or termination of employment. Disabled participants can receive a partial distribution of their accounts, excluding matching contributions received after January 1, 2002, upon determination of disability, provided they qualify for benefits under Con-way's long-term disability coverage. Other types of withdrawals are permitted by the Plan in limited situations. Participants can elect to have their accounts distributed in a single lump sum or in a series of substantially equal annual installments, as defined by the Plan.
       Distributions will be made in cash except that (1) participant accounts invested in Common Stock can, at the direction of the participant, be paid in shares and (2) participant allocations of Preferred Stock will be converted into shares of Common Stock and can, at the direction of the participant, then be paid in common shares or in cash.

    (i) Plan Termination

       Although Con-way has no current intention of terminating the Plan, it may do so at any time by resolution of the board of directors. In the event that the Plan is terminated, the net assets of the Plan shall be distributed to participants in the amount credited to their accounts.

(2) Summary of Significant Accounting Policies

    (a) Basis of Accounting

       The accompanying financial statements have been prepared using the accrual method of accounting.

    (b) Financial Instruments

       The investments in the accompanying financial statements are stated at quoted market prices, which approximate fair value as of December 31, 2005 and 2004, except for (1) participant loans outstanding that are valued at cost, which approximates fair value, and (2) Con-way preferred stock, which does not have a quoted market value and is stated at fair value, as determined by an annual independent appraisal.

       The notes payable of $77,000,000 and $89,700,000 at December 31, 2005 and 2004, respectively, in the accompanying financial statements are stated at their carrying value. The fair value of the notes payable as of December 31, 2005 and 2004 was approximately $83,000,000 and $101,000,000, respectively. Fair value was estimated based on the expected future payments discounted at market rates.

    (c) Investments

       The Plan offers various investments in securities that are generally exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur and that such changes could materially affect amounts reported in the Statements of Net Assets Available for Benefits.

    (d) Income Recognition

       The difference in market value from one period to the next is included in net appreciation (depreciation) in fair value of investments in the accompanying Statements of Changes in Net Assets Available for Benefits. The net appreciation (depreciation) in fair value of investments also includes realized gains and losses.

       Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on the trade-date basis.

    (e) Operating Expenses

       During 2005 and 2004, all administrative expenses of the Plan were paid by Con-way.

    (f) Payment of Benefits

       Benefits paid to participants are recorded upon distribution.

    (g) Estimates

       Con-way makes estimates and assumptions when preparing the financial statements in conformity with U.S. generally accepted accounting principles. These estimates and assumptions affect the amounts reported in the accompanying financial statements and notes. Actual results could differ from those estimates.

(3) Retiree Health Savings Account

    Effective January 1, 2002, the Plan was amended to include a medical-benefit component to fund a portion of the postretirement obligations for retirees and their beneficiaries in accordance with Section 401(h) of the Code. A separate account has been established and maintained in the Plan for the net assets related to the medical-benefit component (the 401(h) account). In accordance with Code Section 401(h), the Plan's investments in the 401(h) account may not be used for, or diverted to, any other purpose other than providing health benefits for retirees and their beneficiaries. Plan participants do not contribute to the 401(h) account. Employer contributions to the 401(h) account are determined annually at the discretion of Con-way and are subject to certain limitations as defined by the Code.

    Upon reaching age 45, completing five or more years of service and completing 1,000 or more paid hours of service in the Plan year, each noncontractual employee is eligible for a retiree medical allocation with respect to that Plan year. Retiree medical allocations for each 401(h) Plan participant are equal, except participants retiring in the current plan year, for whom the allocation will be a pro-rata portion of the amount allocated to other participants based on the number of quarters employed in the year of retirement. Benefits to individual participants are limited to the total accumulated retiree medical allocation, plus interest credited at an annual rate equal to the five-year Treasury Constant Maturity rate as published by the Federal Reserve Board. In order to access their benefit balance during retirement, a participant must be at least age 55 with at least 10 years of service at retirement, or be at least age 65 at retirement. Any remaining unclaimed benefit will be forfeited to the Plan upon a participant's death or termination of employment prior to retirement eligibility.

(4) Investments

    The following investments represent 5% or more of the Plan's net assets as of December 31, 2005 or 2004:

                                                         2005        2004
                                                     ------------ ------------
Participant-directed investments:
 Shares in registered investment companies:
  T. Rowe Price Growth Stock Fund, 4,203,011 and
   5,161,418 shares, respectively                    $119,365,513 $137,655,027
  T. Rowe Price Equity Income Fund, 3,643,492 and
   4,188,428 shares, respectively                      94,439,308  111,370,306
  T. Rowe Price Science and Technology Fund,
   3,845,826 and 4,874,452 shares, respectively        75,262,820   93,102,041
 Common trust funds:
  T. Rowe Price U.S. Treasury Money Market Trust,
   82,352,262 and 86,891,263 shares, respectively      82,352,262   86,891,263
  T. Rowe Price Retirement Strategy Trust-Balanced,
   1,745,491 and 1,995,902 shares, respectively        45,417,666   49,458,452
 Participant loans                                     50,780,054   54,838,141
 Con-way equity:
  Unrestricted Con-way Common Stock, 2,655,163 and
   1,176,565 shares, respectively                     148,397,087   58,945,926
  Con-way Preferred Stock - Allocated, 351,368 and
   zero shares, respectively                           92,455,475           -
 Nonparticipant-directed investments:
  Restricted Con-way Common Stock, zero and
   2,011,670 shares, respectively                              -   100,784,667
  Con-way Preferred Stock - Allocated, zero and
   395,587 shares, respectively                                -   100,874,660
  Con-way Preferred Stock - Unallocated, 285,846 and
   342,110 shares, respectively                        75,214,555   87,238,011


    The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

                                                     Years ended December 31
                                                     -------------------------
                                                         2005         2004
                                                     ------------ ------------
 Shares in registered investment companies           $ 21,398,100 $ 38,866,209
 Common trust funds                                     3,903,738    7,925,263
 Con-way Common Stock                                  14,230,417   51,419,549
 Con-way Preferred Stock                                2,162,485   28,029,143
                                                     ------------ ------------
                                                     $ 41,694,740 $126,240,164
                                                     ============ ============


    In May 1989, the Plan purchased 986,259 shares of Preferred Stock for $150,009,863 using proceeds from the issuance of the notes described in note 5. The Preferred Stock can only be issued to and held by the Plan Trustee. The shares are held by the Trustee and allocated to participant accounts. Upon allocation, the shares are first used to pay the Preferred Stock cash dividend on shares previously allocated to the participants with the remainder used to satisfy a portion of Con-way's matching contribution requirement. In connection with a participant's account distribution, the Preferred Stock is automatically converted into Common Stock at a rate generally equal to that number of shares of Common Stock that could be purchased for $152.10, but not less than the minimum conversion rate of 4.708 shares of Common Stock for each share of Preferred Stock.

    At December 31, 2005, outstanding Preferred Stock of 641,359 shares consisted of 377,762 allocated shares and 263,597 unallocated shares. Allocated shares at December 31, 2005 included 373,616 shares allocated to TASP participant accounts and 4,146 shares allocated to MWF Savings Plan participant accounts. At December 31, 2004, outstanding Preferred Stock of 742,995 shares consisted of 423,586 allocated shares and 319,409 unallocated shares. Allocated shares at December 31, 2004 included 418,286 shares allocated to TASP participant accounts and 5,300 shares allocated to MWF Savings Plan participant accounts. Unallocated shares at December 31, 2005 and 2004 were pledged as collateral against the Plan Notes, as described below. Preferred Stock of 22,248 and 22,699 shares were allocated to participant accounts after December 31, 2005 and 2004, respectively, but related to participant activity for the years ended December 31, 2005 and 2004, respectively. Accordingly, this Preferred Stock is accrued as Due from (Due to) the Preferred Stock Fund
    - Unallocated (Preferred Stock Fund - Allocated) to reflect the accrued allocation between funds. Con-way preferred stock is allocated at historical cost.

(5) Notes Payable

    On July 18, 1989, the Plan completed the sale of $150,000,000 in aggregate principal amount of notes (the Plan Notes) to a group of institutional investors. The proceeds from the sale of the original Plan Notes were used to repay the $150,000,000 bridge loan from Con-way to the Plan. The bridge loan had earlier been made to finance the purchase of the Preferred Stock.

    Con-way guarantees the Plan Notes. As of December 31, 2005, there was $15,000,000 aggregate principal amount of Series A Plan Notes outstanding, bearing interest at an annual rate of 6.00% and maturing on January 1, 2006, and $62,000,000 aggregate principal amount of Series B Plan Notes outstanding, bearing interest at an annual rate of 8.54% and maturing on January 1, 2009. On January 3, 2006 the remaining $15,000,000 Series A Plan Notes were repaid.

    Holders of the Series B Plan Notes have the right to require Con-way to repurchase those notes if, among other things, both Moody's and Standard & Poor's have publicly rated Con-way's long-term senior debt at less than investment grade unless, within 45 days, Con-way shall have obtained, through a guarantee, letter of credit or other permitted credit enhancement or otherwise, a credit rating for such notes of at least "A" from Moody's or Standard & Poor's (or another nationally recognized rating agency selected by the holders of such notes) and shall maintain a rating on such notes of "A" or better thereafter. At December 31, 2005, Con-way's senior long-term debt was rated as investment grade by both Moody's (Baa3) and Standard and Poor's (BBB-). On February 1, 2006, Standard and Poor's raised Con-way's senior long-term debt rating to "BBB" from "BBB-."

    The interest expense on all Plan Notes is payable semiannually on January 1 and July 1 and is subject to adjustment in certain circumstances including some changes in applicable tax laws. For the years ended December 31, 2005 and 2004, principal payments were $12,700,000 and $12,000,000, respectively.

    Future maturities of the Plan Notes to be paid from excess Preferred Stock cash dividends and/or additional cash contributions from Con-way are as follows:

                                       Series A     Series B       Total
                                     ------------ ------------ ------------
  2006                               $ 15,000,000 $         -  $ 15,000,000
  2007                                         -    18,600,000   18,600,000
  2008                                         -    20,700,000   20,700,000
  2009                                         -    22,700,000   22,700,000
                                     ------------ ------------ ------------
                                     $ 15,000,000 $ 62,000,000 $ 77,000,000
                                     ============ ============ ============


(6) Income Tax Status

    The Internal Revenue Service has determined and informed Con-way by a letter dated August 20, 2003 that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax exempt as of the financial statement date.



(7) Related Party Transactions

    Certain Plan investments are shares in registered investment companies and common trust funds managed by T. Rowe Price, the Plan trustee, as defined. Therefore, these investments and investment transactions qualify as party-in-interest transactions.

(8) Reconciliation to Form 5500

    The following is a reconciliation of net assets available for plan benefits.


                                                           December 31
                                                     -------------------------
                                                         2005         2004
                                                     ------------ ------------
 Net assets available for benefits -
  financial statements                               $898,544,774 $965,072,985
 Net assets held in 401(h) account included
  as assets in Form 5500:
    Employer contribution receivable                    4,121,029    4,608,136
    Shares in registered investment companies          13,728,486    9,104,050
                                                     ------------ ------------
     Net assets available for benefits - Form 5500   $916,394,289 $978,785,171
                                                     ============ ============


    The assets in the 401(h) account included in Form 5500 are not available to pay 401(k) benefits and can be used only to pay retiree health benefits.

    The following are reconciliations of the changes in net assets available for plan benefits:


                                                      Retiree
                                                       Health
                                                      Savings
                                                      Account
                                        Financial     (401(h)
                                        statements    Account)     Form 5500
                                     ------------- ------------- -------------

Year ended December 31, 2005:
  Net appreciation in
   fair value of investments         $  41,694,740 $    351,626  $  42,046,366
  Dividend and interest income          15,011,290           -      15,011,290
  Con-way contributions                 19,782,024    4,121,029     23,903,053
  Distributions to participants       (203,486,154)    (335,326)  (203,821,480)
Year ended December 31, 2004:
  Net appreciation in
   fair value of investments          $126,240,164 $    310,224  $ 126,550,388
  Dividend and interest income          14,674,597           -      14,674,597
  Con-way contributions                 19,735,031    4,608,136     24,343,167
  Distributions to participants        (52,004,769)    (134,518)   (52,139,287)




                                                                     Schedule I
                            CNF INC. THRIFT AND STOCK PLAN
                                    EIN 94-1444798
                                     Plan No. 003
               Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                                  December 31, 2005


   Identity
   of issue
   borrower,          Description of investment
    lessor             including maturity date,
  or similar        rate of interest, collateral,                     Current
    party               par or maturity value            Cost          value
---------------   ---------------------------------  ------------  ------------
                  Shares in registered
                   investment companies:

*T. Rowe Price      Growth Stock Fund
                     (4,203,011.004 shares)          $108,154,921  $119,365,513
*T. Rowe Price      Equity Income Fund
                     (3,643,491.832 shares)            85,763,517    94,439,308
*T. Rowe Price      Science and Technology Fund
                     (3,845,826.282 shares)            95,683,035    75,262,820
*T. Rowe Price      International Stock Fund
                     (1,997,239.505 shares)            25,363,590    29,539,172
*T. Rowe Price      Small-Cap Stock Fund
                     (864,026.84 shares)               24,219,360    28,348,721
Allianz Global      PIMCO Total Return Fund
 Investors           (3,320,997.900 shares)            35,494,154    34,870,478
J.P. Morgan         Undiscovered Managers
 Investment         Small Cap Growth Fund
 Management, Inc     (532,532.898 shares)               4,769,826     5,453,137
*T. Rowe Price      Retirement Income Fund
                     (100,965.68 shares)                1,214,168     1,258,032
*T. Rowe Price      Retirement 2005 Fund
                     (111,859.078 shares)               1,165,194     1,215,908
*T. Rowe Price      Retirement 2010 Fund
                     (521,504.023 shares)               7,309,779     7,598,314
*T. Rowe Price      Retirement 2015 Fund
                     (787,036.554 shares)               8,386,255     8,830,550
*T. Rowe Price      Retirement 2020 Fund
                     (786,027.294 shares)              11,663,930    12,285,607
*T. Rowe Price      Retirement 2025 Fund
                     (513,461.350 shares)               5,553,219     5,889,402
*T. Rowe Price      Retirement 2030 Fund
                     (281,854.083 shares)               4,358,530     4,647,774
*T. Rowe Price      Retirement 2035 Fund
                     (118,482.726 shares)               1,294,745     1,376,769
*T. Rowe Price      Retirement 2040 Fund
                     (95,854.935 shares)                1,516,212     1,588,316
*T. Rowe Price      Retirement 2045 Fund
                     (13,734.981 shares)                  146,288       148,887

                  Common trust funds:
*T. Rowe Price      Equity Index Trust
                     (899,010.895 shares)              27,299,119    32,193,580
*T. Rowe Price      Bond Index Trust
                     (554,390.840 shares)              10,990,941    12,462,706
*T. Rowe Price      U.S. Treasury Money
                    Market Trust
                     (82,352,262.400 shares)           82,352,262    82,352,262
*T. Rowe Price      Retirement Strategy
                    Trust-Balanced
                     (1,745,490.621 shares)            36,448,701    45,417,666

                  Common stock:
*Con-way Inc.       Con-way Common Stock
                     (2,655,163.479 shares)            88,558,188   148,397,087

                  Preferred stock:
*Con-way Inc.       Con-way Preferred
                    Stock - Allocated
                     (351,368.048 shares)              53,425,345    92,455,475
*Con-way Inc.       Con-way Preferred
                    Stock - Unallocated
                     (285,845.608 shares)              43,477,117    75,214,555

                  Participant loans:
*Plan
 Participants       Participant loans with interest
                     from 5.00% to 10.50% and
                     maturity dates from 2006 to 2010          -     50,780,054
                                                                   ------------
                                                                    971,392,093

                  Investments held in 401(h) account:
Allianz Global      PIMCO Total Return Fund
 Investors           (1,307,474.848 shares)            14,107,478    13,728,486
                                                                   ------------
                                                                   $985,120,579
                                                                   ============

*Represents a party-in-interest as of December 31, 2005.

Note:  Cost is calculated using the moving-average method.


     See accompanying report of independent registered public accounting firm.